UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 333-16451

(Check one)
[  ] Form 10-K    [  ] Form 11-K    [  ] Form 20-F    [X] Form 10-Q    [  ] Form 10-D    [  ] Form N-SAR    [  ] Form N-CSR

For Period Ended:  March 31, 2011

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Game Face Gaming, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 20 E. Sunrise Highway, Suite 202

City, State and Zip Code: Valley Stream, NY 11581

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

 State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

Game Face Gaming, Inc. (the “Registrant”) is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the “Form 10-Q”) without unreasonable effort or expense because the Registrant, which has a small accounting staff, has devoted a substantial amount of time and effort to various business matters affecting the Registrant and requires additional time to review and complete the financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations.  The independent public accountants for the Registrant also require additional time to review the Form 10-Q.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Felix Elinson, President and CEO                    (516)                                                                                                                        303-8100
(Name)                                                             (Area Code)                                                                                                             (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

         [X] Yes      [  ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                 [X] Yes       [] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that for the three months ended March 31, 2011 (the “Current Period”), the Registrant will show revenues of no less than $105,000 as a result of two license agreement executed and delivered during the Current Period. We anticipate that our selling, general and administrative expenses for the Current Period will be significant increased from the corresponding period of March 31, 2010, when such expenses were minimal. During the Current Period the Registrant incurred, among others, software development costs, payroll and consulting expenses. Accordingly, the gross (loss) and operating expenses for the Current Period will be greater than the prior period.

Game Face Gaming, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2011	By: /s/ Felix Elinson
Name: Felix Elinson
Title: President and Chief Executive Officer